

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2013

Via E-mail
Mr. Richard R. Allen
Chief Financial Officer
Homeowners Choice, Inc.
5300 West Cypress Street, Suite 100
Tampa, Florida 33607

Re: Homeowners Choice, Inc.
Item 4.01 Form 8-K
Filed March 21, 2013
File No. 001-34126

Dear Mr. Allen:

We have reviewed your filing and have the following comments. Please amend your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please amend your filing and respond to these comments within five business days or tell us when you will respond.   Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Item 4.01 Form 8-K. Changes in Registrant's Certifying Accountant

1. Please amend your filing to clarify and specifically state whether the former accountant resigned, declined to stand for re-election or was dismissed and disclose the date as required by Item 304(a)(1)(i) of Regulation S-K.

2. Please amend the first sentence of paragraph three of your filing to state "During the two fiscal years ended December 31, 2011 and 2012 and through the Company's subsequent interim period from January 1, 2013 through March 20, 2013, there were ….."

3. Please amend the second sentence of paragraph four of your filing to state "During the two fiscal years ended December 31, 2011 and 2012 and through the Company's subsequent interim period from January 1, 2013 through March 20, 2013, we have not ….."

4. Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Hacker, Johnson & Smith P.A., as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants date their letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Peklenk, Staff Accountant, at (202) 551-3661, if you have any questions regarding the comments.

Sincerely,

/s/ Gustavo Rodriguez

Gustavo Rodriquez
Accounting Branch Chief